Mail Stop 5546
								November 27, 2007


Via U.S. Mail and Facsimile

Deon Fredericks
Acting Chief Financial Officer
Telkom SA Ltd.
Telkom Towers North, 152 Proes Street
Pretoria 0002, The Republic of South Africa

	Re:	Telkom SA Ltd.
		Form 20-F for the Fiscal Year Ended March 31, 2007
		Filed July 17, 2007
		Response Letter Dated November 2, 2007
      File No. 0-51034

Dear Mr. Fredericks:

      We refer you to our comment letter dated September 27, 2007 regarding business contacts with Cuba, Iran, North Korea, Sudan and
Syria. We have completed our review of this subject matter and have no further comments at this time.

								Sincerely,



								Cecilia Blye, Chief
								Office of Global Security
Risk


cc: 	Scott R. Saks, Esq.
	Paul, Hastings, Janofsky & Walker LLP
	Fax: (212) 230-7760

      Larry Spirgel
		Assistant Director
		Division of Corporation Finance